                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   JUNE
FOR THE MONTH OF ___________________________________________ , 20 05
                                                                  --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                         PERUSAHAAN PERSEROAN (PERSERO)
                                         PT TELEKOMUNIKASI INDONESIA
                                         ---------------------------------------
                                                     (REGISTRANT)


           JUNE 10, 2005                    /s/ Rochiman Sukarno
DATE_____________________________        BY ____________________________________
                                                       (SIGNATURE)

                                                     ROCHIMAN SUKARNO
                                               HEAD OF INVESTOR RELATION UNIT

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                                  PRESS RELEASE
                           NO. TEL.188/PR000/UHI/2005

                    TELKOMFLEXI REACHED 3 MILLION SUBSCRIBERS

JAKARTA, JUNE 10, 2005 - Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("TELKOM" or the "Company") today announced that the Company's fixed wireless access service, under the brand name "TELKOMFlexi" has reached 3 million subscribers, since it was first launched in December 2002.

The 3 million subscribers reached today, represented an increased of 1.2 million since March 31, 2005. The significant increase was mainly due to aggressive marketing campaign and bundling program with handset providers.

Kristiono, TELKOM's President Director stated: "Since its 2,5 year deployment, TELKOFlexi's has been evenly distributed between Java (55%) and outer-Java (45%). TELKOMFlexi subscribers consist of 97% FlexiCity (handheld) and 3% FlexiHome (FWT), representing 69% FlexiTrendy (pre-paid) and 31% FlexiClassy (post-paid)."

Dian Rachmawan, Head of Fixed Wireless Division added: "As of today, TELKOMFlexi is currently available in 219 cities Indonesia supported by 1328 BTS."

TELKOM continues to expand its TELKOMFlexi by introducing 10 new feature services (certain features are offered for free):

-------------------------------------------------------------------------------------------------------------
    NO.            VALUE ADDED SERVICE
-------------------------------------------------------------------------------------------------------------
1.            FlexiTONE                      enable customer to download songs and other sounds as waiting ring tones.
-------------------------------------------------------------------------------------------------------------
2.            FlexiMCARD                     Public phone service using Flexi cards
-------------------------------------------------------------------------------------------------------------
3.            FlexiMCASH                     enable customers to build Kioskphone (wartel) services using flexi network
-------------------------------------------------------------------------------------------------------------
4.            FlexiBRIDGE                    enable customers to have up to 5 multipoint conversation with
                                             Flexi number as well as other operators
-------------------------------------------------------------------------------------------------------------
5.            FlexiV-SMS                     enable customers to use short message services to all operators
-------------------------------------------------------------------------------------------------------------
6.            FlexiBROWSING                  enable customers to browse through their flexi handset with several menus, such as: video/audio streaming, live TV,
                                             chatting, email, game, browsing media on line and WAP
-------------------------------------------------------------------------------------------------------------
7.            FlexiPBX                       enable customers within a certain group of company to use a special 4 digit number (like an extension number PBX line).
                                             Customers receive lower tariff prices and accessibility in contacting its co-workers
-------------------------------------------------------------------------------------------------------------
8.            FlexiHUNTING                   Flexi hunting services
-------------------------------------------------------------------------------------------------------------
9.            FlexiEDC                       enable customers to do payment transaction using Flexi based
                                             EDC services
-------------------------------------------------------------------------------------------------------------
10.           FlexiMULTI-ISP                 enable customers to access internet form certain ISP using flexi network
-------------------------------------------------------------------------------------------------------------

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OTHER INFORMATION:

TIC-007

In addition, within one year of its deployment which was celebrated on June 8 2005, TELKOM's IDD service "TIC-007" has already reached approximately 52% of IDD traffic market share, with total outgoing and incoming minutes approximately 256 million minute.


TELKOM-2 SATELLITE

Meanwhile, the launching of the TELKOM-2 Satellite was reportedly delayed due to technical problem. As a result, the launching shall be postponed to approximately August 2005.






ADEK JULIANWAR
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TEL:     62-21-5215109
FAX:     61-21-5220500
EMAIL: INVESTOR@TELKOM.CO.ID
WEBSITE: WWW.TELKOM-INDONESIA.COM